Exhibit 99.1

News Release

Claude Resources Inc. 200, 224-4th Avenue South Saskatoon, Saskatchewan S7K 5M5 Phone: (306) 668-7505 Fax: (306) 668-7500 www.clauderesources.com e-mail: clauderesources@clauderesources.com	Toronto Stock Exchange Trading symbol - CRJ AMEX - CGR

September 2, 2004

CLAUDE RESOURCES INC.
COMPLETES PRIVATE PLACEMENT OFFERING

Claude Resources Inc. ("Claude") is pleased to announce that it has completed the private placement offering of 1,000,000 common shares previously announced on August 19, 2004.

Toll Cross Securities Inc. acted as agent for Claude in connection with the offering. The shares were issued on a flow-through basis at a price of $1.50 per share, for gross proceeds of $1,500,000.

The proceeds of this offering will be used by Claude to incur Canadian exploration expenditures in connection with its mineral properties, with such expenditures to be incurred on or before December 31, 2005.

For further information, please contact:

Neil McMillan
President and Chief Executive Officer
(306) 668-7505